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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING
                                             SEC FILE NUMBER

                                                   000-13966

                                                CUSIP NUMBER

                                                 412 55A 103

(CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K
             / /Form 10-Q / /Form N-SAR

             For Period Ended:       December 31, 1997

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended: . . . . .

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     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
PLEASE PRINT OR TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED
HEREIN.

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     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                             Hariston Corporation
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Former Name if Applicable
                             Not Applicable

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Address of Principal Executive Office (Street and Number)

                  1500 West Georgia Street, Suite 1555
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City, State and Zip Code

               Vancouver, British Columbia, Canada V6G 2Z6
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PART II -- RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/  (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
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     State below in reasonable detail the reasons why Forms
10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant sold or discontinued substantially all of its operations in 1997. As a result, substantially all of the registrant's accounting and other personnel have resigned or had their employment with the registrant terminated. The registrant's Educorp Direct operations were sold on December 19, 1997. At that time, the registrant s HighText operations also became inactive and subsequently, on February 13, 1998, substantially all of HighText s assets were sold.

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     Therefore, the registrant has experienced difficulties
in generating the financial statements and other information to be contained in the Annual Report on Form 10-K for the year ended December 31, 1997 ("Form 10-K") and is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.

     The Form 10-K will be filed on or before the fifteenth day following the prescribed due date.

PART IV -- OTHER INFORMATION

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(1)  Name and telephone number of person to contact in
     regard to this notification:

         L. James Porter          (604) 685-8514
        ------------------      --------------------
            (Name)          (Area Code)(Telephone Number)

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(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                             /X/ Yes  / / No

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(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the prior fiscal year, the registrant purchased a new business and sold a business. During the current fiscal year the registrant sold one of its remaining businesses and discontinued the other. Thus, results of operations for the current year will include an approximately $1.3 million loss from discontinued operations and an approximately $900,000 loss on disposal of

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operations, whereas in the prior year such losses were
approximately $3.9 million and $1.8 million, respectively.
There will be no revenues from continuing operations in either year, as restated, versus revenues of approximately
$6.3 million in the prior year from businesses now constituting discontinued operations. Additional information concerning results of operations will be provided in the registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

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                       Hariston Corporation
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:      March 31, 1998        By /s/ L. James Porter
               -------------------      -------------------
                                        L. James Porter,
                                        Chief Financial
                                        Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------ATTENTION--------------------------
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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                    GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR
     240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant(s) is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly


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     identified as an amended notification.

5. Electronic Filers. This form shall not be sued by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
     232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).